May 27, 2009
VIA EDGAR
Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:	Powell Industries, Inc. Form 10-K for the fiscal year ended September 30, 2008 File No. 1-12488
Dear Mr. Vaughn:
     In response to your letter dated March 17, 2009, we provided to you under separate cover responses to your comments based on your consideration of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 and Definitive Proxy Statement on Schedule 14A filed on January 15, 2009 (the “2009 Proxy”).
     In comment no. 1, you asked for certain supplemental materials. Under separate cover, we are providing this material and seeking confidential treatment of such material under Rule 83 of the Freedom of Information Act.
     Thank you.

Sincerely yours, POWELL INDUSTRIES, INC.
By:	//s// Don R. Madison
Don R. Madison
Executive Vice President, Chief Financial and Administrative Officer

DRM:es
Powell Industries, Inc. • PO Box 12818, Houston, Texas 77217 • Tel: 713.944.6900 • www.powellind.com